Filed Pursuant to Rule 433

Registration Statement No. 333-180821

Final Term Sheet for the Notes

The Korea Development Bank

US$750,000,000 3.000% Notes due 2022 (the “Notes”)

Final Term Sheet

September 5, 2012

Issuer	The Korea Development Bank

Issue currency	U.S. DOLLAR ($)

Issue size	US$750,000,000

Maturity date	September 14, 2022

Settlement date	On or about September 14, 2012, which will be the seventh business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next three succeeding business days, because the Notes will initially settle in T+7, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	3.000% per annum (payable semi-annually)

Interest payment dates	March 14 and September 14 of each year, commencing on March 14, 2013 and with interest accruing from September 14, 2012. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public offering price	98.781%

Gross proceeds	US$740,857,500

Underwriting discounts	0.25%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$738,982,500

Denominations	US$200k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Application will be made to the Singapore Exchange Securities Trading Limited for the listing and quotation of the Notes.

Governing Law	New York

Fiscal Agent	The Bank of New York Mellon

CUSIP	500630 BX5

ISIN	US500630BX56

Common Code	082799915

Ratings	Aa3 (Moody’s)/A (S&P)/A+ (Fitch)

Joint Bookrunners	Credit Suisse Securities (USA) LLC, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, KDB Asia Limited, Morgan Stanley & Co. International plc and The Royal Bank of Scotland plc

This Final Term Sheet should be read in conjunction with the prospectus dated June 26, 2012, as supplemented by the preliminary prospectus supplement dated September 5, 2012 (the “Preliminary Prospectus Supplement”), relating to the Notes. The Preliminary Prospectus Supplement shall be amended as follows:

1. The paragraph under the heading “Delivery of the Notes” on page S-7 shall be deleted and replaced with the following:

“We expect to make delivery of the Notes, against payment in same-day funds on or about September 14, 2012, which will be the seventh business day following the date of this prospectus supplement, referred to as “T+7.” You should note that initial trading of the Notes may be affected by the T+7 settlement. See “Underwriting—Delivery of the Notes.””

2. The paragraph under the heading “Delivery of the Notes” on page S-117 shall be deleted and replaced with the following:

“We expect to make delivery of the Notes, against payment in same-day funds on or about September 14, 2012, which we expect will be the seventh business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next three succeeding business days, because the Notes will initially settle in T+7, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.”

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the Website of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-525-4688.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/869318/000119312512379857/d402819d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.